



Dennis Ketcham · 3rd

Founder Remodel Showroom Inc./Co-founder Frank Estimating Software

Westhampton Beach, New York, United States · **Contact info**

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Frank App

Fashion Institute of Technology

Experience

Co-Founder
Frank App · Full-time
Sep 2019 – Present · 1 yr 9 mos

b2b SaaS for the remodeling industry

Co-Owner
The Remodel Showroom
May 2017 – Present · 4 yrs 1 mo
Westhampton, New York

Kitchen & Bath Showroom

Operations Consultant
FD Building Company
Jan 2015 – Present · 6 yrs 5 mos
Westhampton, NY

General Contractor

Realtor
Town & Country Real Estate
Jun 2013 – Jan 2015 · 1 yr 8 mos
East Hampton, New York

Buyer's agent

President
Ketcham Estate Management inc.
Oct 2010 – Jan 2015 · 4 yrs 4 mos
North and South Fork Long Island

High End Estate Management and renovations.

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Education

Fashion Institute of Technology
Fashion Merchandising

2004 – 2005

Hudson Valley Community College
Associate, Business Administration
2001 – 2004

Eastport-South Manor Junior Senior High School
Regents, Music
1991 – 2000

Licenses & certifications

Construction Safety and Health
OSHA
Credential ID 36-003250890

Home Improvement License
Town of East Hampton
Credential ID N/A

Lead Safe Certificate
environmental protection agency

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